October 27, 2010

Sean Graber, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

Re: Adviser Managed Trust, File No. 333-169727

Dear Mr. Graber:

We have reviewed the registration statement for the Adviser Managed Trust filed on
Form N-1A with the Securities and Exchange Commission on October 1, 2010, and have the
comments below, which are identified by series but applicable throughout the Prospectus
regarding similar disclosure.

Prospectus

Cover Page
1. On the Cover Page, please include the exchange ticker symbol for each fund.

Tactical Offensive Equity Fund
    Annual Fund Operating Expenses
2. Explain to the staff how the expenses were calculated given the fact that, based on the
    principal investment strategy, the fund's asset size will vary significantly.

3. On Page 4, you state that "the Fund may invest up to 100% of its remaining assets in
    exchange-traded funds (ETFs)," however, no provision has been made in the fee table for
    Acquired Fund Fees and Expenses ("AFFE"). In a letter to the staff, please explain your
    rationale for omitting the AFFE line item from the fee table and state whether fees are higher
    when there are AFFE.

    Principal Investment Strategies
4. In regard to the disclosure in the first paragraph of the "Adviser Managed Strategy
    Component" section, please clarify whether the Fund intends to use a money market that is
    an affiliate of the Financial Adviser or an affiliate of the Fund.

5. In the second paragraph of the above-mentioned section, you state that "SIMC will actively
    manage the assets . . . ." Please provide a definition for SIMC.

6. To clarify the purpose of the fund (i.e., to serve as a component in the Financial Adviser's
    investment strategy), consider moving the last sentence of the "Adviser Managed Strategy
    Component" section to the first sentence in the section. The sentences states "Only persons

who are clients of the Financial Adviser and who participate in the Adviser Managed Strategy should invest in the Fund, and the Fund may not be purchased by any other investor."

7. In a letter to the staff, please explain whether fees paid to the "Financial Adviser" should be deemed Maximum Account Fees (i.e., "account fees that may be charged to a typical investor in the Fund") per instruction 2(d) to Item 3 of Form N-1A.

8. The prospectus states, "The equity securities the Fund may purchase include common stocks . . . derivative instruments, such as swaps and futures . . . ." The Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

   Principal Risks
9. Under the subsection "Adviser Managed Strategy Risk," you state "As part of the Adviser Managed Strategy, substantially all of the Fund's *assets* will be periodically *redeemed* (emphasis added) and repurchased at the direction of the Financial Adviser." Should the word "redeemed" be replaced with the word "sold?"

10. Please delete the last sentence in this section "For additional information, please turn to the 'More Information About Principal Risks' section on page 18 of this prospectus," which cross-references outside of the summary section of the prospectus.

    Investment Adviser Portfolio Manager
11. Please add the portfolio manager's "Experience with Fund" as required by Item 5(b) of Form N-1A.

    Tactical Offensive Fixed Income Fund
       Principal Risks
12. Under the subsection "Adviser Managed Strategy Risk," you state "When the Fund is not an active component of the Adviser Managed Strategy, the Fund's investments will not be consistent with the Fund's objectives. . . ." Please delete the sentence or explain to the staff why the fund's investments will not be consistent with "current income consistent with the preservation of capital." Alternatively, the fund should consider changing its investment objective if the fund may be invested in such a manner for long periods.

    More Information About Investments
13. Per Item 9(a) of Form N-1A, state whether the funds' investment objectives may be changed without shareholder approval.

14. Disclose whether the funds may engage in active and frequent trading of portfolio securities to achieve their principal investment strategies. If so, explain the tax consequences to

shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund's portfolio turnover may affect the Fund's performance. <u>See</u>, instruction 7 to Item 9(b)(1) of Form N-1A

<u>Pricing of Fund Shares</u>
15. Per Item 11(a)(3) of Form N-1A, add a statement identifying in a general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when the Fund shares will not be priced.

<u>Frequent Purchases and Redemptions of Fund Shares</u>
16. Item 11(e) of Form N-1A provides that, if a fund's board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, describe each of these policies, procedures, and restrictions with <u>specificity</u> (<u>e.g</u>., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). Please revise this disclosure to describe the funds' policies and procedures with such specificity.

<u>Statement of Additional Information</u>

<u>Cover Page</u>
17. On the Cover Page, please add the title "Statement of Additional Information."

<u>Investment Strategy</u>
18. For each of the funds, you state, "Under normal circumstances and when the Fund is an active component of the Adviser Managed Strategy, the Fund will invest at least 80% of its net assets. . . ." Please insert the words "plus any borrowings for investment purposes" following the word "assets."

<u>Swaps, Caps, Floors, Collars and Swaptions</u>
19. In the fourth paragraph of this section, you state "As a seller, a Fund receives a fixed rate of income throughout the term of the contract, provided there is no default. If an event of default occurs, the Fund would be obligated to pay the notional value of the underlying in return for the receipt of the underlying." Please confirm the fund will cover the notional amount of a credit default swap if the fund is the seller of such instrument. Also, confirm that the use of credit default swaps is not a principal investment strategy.

<u>General</u>

20. If the funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us your proposed legend required by Rule 498(b)(1)(v) in advance of use.

21. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in

response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

22. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

23. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

24. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

> Notwithstanding our comments, please furnish a letter acknowledging that:
> - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
> - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
> - The funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Staff Counsel